UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Nabi Biopharmaceuticals

(Name of Issuer)

Common Stock $0.10 Par Value

(Title of Class of Securities)

629519109

(CUSIP Number)

David M. Knott
485 Underhill Boulevard, Suite 205
Syosset, New York 11791

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629519109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,286,700

	8.	Shared Voting Power 385,700

	9.	Sole Dispositive Power 5,632,700

	10.	Shared Dispositive Power 100,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,733,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 629519109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation IRS # 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,286,700

	8.	Shared Voting Power 385,700

	9.	Sole Dispositive Power 5,632,700

	10.	Shared Dispositive Power 100,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,733,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.            Security and Issuer

This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The address of the principal executive offices of the Company is 5800 Park of Commerce Boulevard, N.W., Boca Raton, FL 33487.

Item 2.            Identity and Background

This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

Mr. Knott is the managing member of Knott Partners Management, LLC, a New York limited liability company (“Knott Management”), that is the sole General Partner of Shoshone Partners, L.P., a Delaware limited partnership (“Shoshone”) and managing general partner of Knott Partners, L.P., a New Jersey limited partnership (“Knott Partners” and together with Shoshone, the “Partnerships”). The Partnerships invest in securities that are sold in public markets. The principal activity of each Partnership is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. Each Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

 Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation (“Dorset”) which provides investment management services to a limited number of foreign and domestic individuals and entities (the “Managed Accounts”). The business address of Dorset is 485 Underhill Boulevard, Syosset, New York 11791. Collectively, Dorset and Mr. Knott are referred to as the Reporting Parties.

 During the last five years, Mr. Knott has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Consideration

The source of funds used in making each of the purchases of the Common Stock purchased indirectly by Mr. Knott through the Partnerships and the Managed Accounts was the portfolio assets of the Partnerships and each of the Managed Accounts on whose behalf Mr. Knott has purchased the Common Stock. Neither of the Partnerships nor any of the Managed Accounts own more than five percent of the Common Stock individually. The aggregate amount of consideration used by the Reporting Parties in making such purchases was $28,735,985.

Mr. Knott effects purchases of securities primarily through margin accounts maintained by Goldman, Sachs & Co., which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.            Purpose of Transaction

The Reporting Parties acquired the Common Stock for investment in the ordinary course of business. The Reporting Parties believe that the Common Stock at current market prices is undervalued and represents an attractive investment opportunity. The Reporting Parties may make further purchases of the Common Stock from time to time and may dispose of any or all of the Common Stock held by the Reporting Parties at any time.

On May 4, 2006, Anthony R. Campbell, a Member of Knott Partners Management, LLC sent a letter to Thomas H. McLain, the Chairman President and Chief Executive Officer of the Company. Among other things, the letter reiterated the Reporting Parties belief, expressed in earlier discussions with the Company and in a letter to the Company from Mr. Campbell on April 19, 2006, that the Company should retain an investment bank other than Lehman Brothers to conduct a strategic review of the Company. The Reporting Parties stated that if the Company does not retain an investment bank other than Lehman Brothers to conduct a strategic review of the Company, the Reporting Parties will neither attend the Company’s annual meeting nor vote their shares at the Company’s annual meeting. The letter sent by the Reporting Parties is attached hereto as Exhibit A and is incorporated herein by reference. The Reporting Parties may continue discussions regarding these matters with management of the Company, its board of directors, stockholders or other relevant parties to express the Reporting Parties’ view regarding the Company.

Except as set forth herein, the Reporting Parties do not have any present plan or proposal that would relate to or result in any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Parties will amend this Schedule 13D as events unfold.

Item 5.            Interest in Securities of the Issuer

(a)           Pursuant to Rule 13d-3, Mr. Knott may be deemed to own beneficially 5,733,200 shares of Common Stock, which represents 9.6% of all outstanding shares of Common Stock.

(b)           Mr. Knott individually has the sole power to vote 5,286,700 shares of Common Stock and dispose of 5,733,200 shares of Common Stock held in the Partnerships’ accounts and the Managed Accounts. As President of Dorset, Mr. Knott shares with certain of Dorset’s clients the power to vote that portion of 285,200 shares of Common Stock held in their respective accounts. Mr. Knott also shares the power to vote 100,500 shares held by certain employees of Dorset.

None of the Partnerships or Managed Accounts (except through Mr. Knott) either holds or shares with any person the power to vote or to dispose of the Company’s Common Stock.

(c)           The following table details transactions effected during the past sixty days.

Shoshone Partners, LP

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
March 15, 2006	P	19,700	$4.58	Open Market Purchase

March 16, 2006	P	112,500	$4.68	Open Market Purchase

March 17, 2006	P	18,500	$4.96	Open Market Purchase

March 17, 2006	P	9,600	$4.96	Open Market Purchase

March 22, 2006	P	38,100	$5.49	Open Market Purchase

March 24, 2006	P	28,800	$5.71	Open Market Purchase

March 24, 2006	P	9,500	$5.66	Open Market Purchase

April 3, 2006	P	1,000	$5.59	Open Market Purchase

May 2, 2006	P	13,600	$6.14	Open Market Purchase

Matterhorn Offshore Fund Limited

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
March 15, 2006	P	44,300	$4.58	Open Market Purchase

March 16, 2006	P	250,800	$4.68	Open Market Purchase

March 17, 2006	P	42,400	$4.96	Open Market Purchase

March 17, 2006	P	21,400	$4.96	Open Market Purchase

March 22, 2006	P	85,400	$5.49	Open Market Purchase

March 24, 2006	P	64,300	$5.71	Open Market Purchase

March 24, 2006	P	21,400	$5.66	Open Market Purchase

April 3, 2006	P	51,200	$5.59	Open Market Purchase

May 2, 2006	P	46,100	$6.14	Open Market Purchase

Knott Partners, L.P.

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
March 15, 2006	P	30,300	$4.58	Open Market Purchase

March 16, 2006	P	187,700	$4.68	Open Market Purchase

March 17, 2006	P	32,800	$4.96	Open Market Purchase

March 17, 2006	P	16,000	$4.96	Open Market Purchase

March 22, 2006	P	63,800	$5.49	Open Market Purchase

March 24, 2006	P	47,600	$5.71	Open Market Purchase

March 24, 2006	P	15,900	$5.66	Open Market Purchase

April 3, 2006	S	5,200	$5.53	Open Market Sale

April 3, 2006	S	5,500	$5.53	Open Market Sale

April 3, 2006	S	37,300	$5.53	Open Market Sale

Good Steward Trading Company SPC

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
March 15, 2006	P	1,100	$4.58	Open Market Purchase

March 16, 2006	P	6,400	$4.68	Open Market Purchase

March 17, 2006	P	500	$4.96	Open Market Purchase

March 17, 2006	P	1,100	$4.96	Open Market Purchase

March 22, 2006	P	2,300	$5.49	Open Market Purchase

March 24, 2006	P	1,600	$5.71	Open Market Purchase

March 24, 2006	P	600	$5.67	Open Market Purchase

April 3, 2006	P	4,000	$5.59	Open Market Purchase

Commonfund Hedged Equity Company

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
March 15, 2006	P	3,400	$4.59	Open Market Purchase

March 16, 2006	P	22,500	$4.68	Open Market Purchase

March 17, 2006	P	3,900	$4.96	Open Market Purchase

March 17, 2006	P	1,900	$4.96	Open Market Purchase

March 22, 2006	P	7,800	$5.49	Open Market Purchase

March 24, 2006	P	5,700	$5.71	Open Market Purchase

March 24, 2006	P	2,000	$5.66	Open Market Purchase

April 3, 2006	S	4,300	$5.53	Open Market Sale

April 3, 2006	S	1,900	$5.53	Open Market Sale

Finderne LLC

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
March 15, 2006	P	1,200	$4.59	Open Market Purchase

March 16, 2006	P	7,600	$4.68	Open Market Purchase

March 17, 2006	P	1,300	$4.96	Open Market Purchase

March 17, 2006	P	600	$4.96	Open Market Purchase

March 22, 2006	P	2,600	$5.49	Open Market Purchase

March 24, 2006	P	2,000	$5.71	Open Market Purchase

March 24, 2006	P	600	$5.67	Open Market Purchase

April 3, 2006	S	2,000	$5.63	Open Market Sale

Mulsanne Partners, LP

Date of Transaction	Purchased (P) or Sold (S)	Number of Shares	Price Per Share	How Transaction Effected
May 2, 2006	P	10,600	$6.14	Open Market Purchase

(d)           The Partnerships and Managed Accounts have the right to receive dividends and proceeds from the sale of the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Parties. No individual person or entity has such right with regard to greater than five percent of the Common Stock.

(e)           Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Parties have entered into agreements with the Partnerships and Managed Accounts pursuant to which the Reporting Parties have discretion over the disposition and/or the voting of the shares of Common Stock.

Item 7.                                                           Materials to be Filed as Exhibits

Exhibit A -                                        Letter from the Reporting Parties to Thomas H. McLain, Chairman, President and Chief Executive Officer of the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 4, 2006	/s/ David M. Knott
David M. Knott

Dated: May 4, 2006	Dorset Management Corporation

	By:	/s/ David M. Knott
	Name:	David M. Knott
	Title:	President